SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012
________________

SILICOM LTD.

 (Translation of Registrant's name into English)
________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of principal executive offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Silicom Ltd. (the “Registrant”) held an Extraordinary General Meeting of Shareholders on September 13, 2012 at 12:00 noon Israel time at the Registrant’s offices at 8 Hanagar Street, Kfar Sava 44425, Israel (the “Meeting”). Copies of the Notice of Extraordinary General Meeting, Proxy Statement and Proxy Card relating to the Meeting were filed on Form 6-K by the Registrant on August 9, 2012. The Registrant is announcing that the resolutions relating to: (i) the grant of forty thousand (40,000) options to purchase ordinary shares of the Registrant to Avi Eizenman, the Active Chairman of the Board of Directors; and (ii) the grant of forty thousand (40,000) options to purchase ordinary shares of the Registrant to Yeshayahu (‘Shaike’) Orbach, a member of the Board of Directors, and President and Chief Executive Officer of the Company, were duly passed at the Meeting.

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd.
(Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  September 13, 2012